FORM U-3A-2/A

                                 File No. 69-248

                        SECURITIES & EXCHANGE COMMISSION
                                Washington, D.C.

          Amendment to Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule 2, an amendment to its statement filed February 27, 2002 claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. The following amended Section 3 information is submitted:

     3. Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 2001, as follows:

         (a)      Natural gas distributed at retail:

                           Average
         Utility Sales    Consumers        Mcf             Sales
         -------------    ---------    ------------    --------------
         Residential       117,765       8,442,456      $ 77,061,157
         Commercial         16,017       6,070,642        47,947,486
         Industrial            215       2,486,199        15,339,773
                          ---------    ------------    --------------

             Total         133,997      16,999,297      $140,348,416
                          =========    ============    ==============

         (b)      None.

         (c)      None.

         (d) The public utility subsidiary purchased outside the state of Arkansas 5,776,061 Mcf of natural gas costing $33,651,041 and utilized the services of interstate pipelines to deliver the gas to its service territory or to storage facilities pending later delivery.

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of April, 2002.

                                                    SOUTHWESTERN ENERGY COMPANY



                                                    By:   /s/ GREG D. KERLEY
                                                    ---------------------------
                                                           Greg D. Kerley
                                                      Executive Vice President
                                                    and Chief Financial Officer

ATTEST:



    /s/ MARK K. BOLING
----------------------------
      Mark K. Boling
        Secretary




Notices and correspondence concerning this statement should be addressed to:
      Greg D. Kerley, Executive Vice President and Chief Financial Officer Southwestern Energy Company
      2350 North Sam Houston Parkway East, Suite 300
      Houston, Texas 77032

Southwestern Energy Company
P.O. Box 1408
Fayetteville, AR 72702-1408



April 24, 2002

Securities & Exchange Commission
ATTN: Filing Desk, Stop 1-4
450 Fifth Street, N. W.
Washington, DC  20549-1004

Gentlemen:

Enclosed is an amendment to Form U-3A-2, Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935. This Form U-3A-2/A amends Section 3 of the Form U-3A-2 filed on February 27, 2002.

This filing is being effected by direct transmission to the Commission's EDGAR System.

Sincerely,




Stan Wilson
Controller